2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

August 10, 2020

Via EDGAR and Federal Express

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: AAON, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2019
        Filed February 27, 2020
        Response dated July 27, 2020
        File No. 0-18953

Dear Sir or Madam:

This is AAON, Inc.'s (the Company) response to your correspondence dated August 3, 2020 related to the Company's Annual Report on Form 10-K for the year ended December 31, 2019. For ease of reference, each of the Staff's comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Audited Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page 41

1.We note your response to prior comment two. Please revise your future filings to clearly explain, as you do in your response letter, the types of performance obligations that are contained within your contracts with end users. Please also revise your disclosures to clarify that you are principal with respect to HVAC units. Refer to ASC 606-10-50-12 and 50-17.

Response:
We have updated our footnote in the June 30, 2020 10-Q filed on August 6, 2020 as shown below. We have underlined items that were added. Additionally, the footnote was rearranged to help make the disclosure clearer.

Revised Footnote:

The Company recognizes revenue, presented net of sales tax, when it satisfies the performance obligation in its contracts. The primary performance obligation in our contract is delivery of the requested manufactured equipment. Most of the Company’s products are highly customized, cannot be resold to other customers and the cost of rework to be resold is not economical. The Company has a formal cancellation policy and generally does not accept returns on these units. As a result, many of the Company’s products do not have an alternative use and therefore, for these products we recognize revenue over the time it takes to produce the unit. For all other products that are part sales or standardized units, we satisfy the performance obligation when the control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

historical experiences and current estimates. Sales of our products are moderately seasonal with the peak period being July - November of each year.

We are responsible for billings and collections resulting from all sales transactions, including those initiated by our independent manufacturer representatives (“Representatives”). Representatives are national companies that are in the business of providing HVAC units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. These additional products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price that is negotiated by the Representative with the end user customer. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer. The Company is considered the principal for the equipment we design and manufacture and records that revenue gross. The Company has no control over the Third Party Products to the end customer and the Company is under no obligation related to the Third Party Products. Amounts related to Third Party Products are not recognized as revenue but are recorded as a liability and are included in accrued liabilities on the consolidated balance sheet.

2.You indicate in your response to prior comment two that Third Party Products are not detailed out or perhaps not even provided to the Company by the Representative. As such, please supplementally clarify for us what your performance obligations are, if any, related to Third Party Products. Please explain to us what the Representative's fee represents and tell us what costs are netted against revenues with respect to Third Party Products. It may be helpful to provide us with an example to demonstrate how you account for the different components that are billed to customers.

Response:

For clarification, the following summarizes the business activities conducted by the Company’s independent manufacturer representatives who are not employees of the Company, but are independent business entities (the “Representatives”). Our Representatives are not individuals. Rather, they are independent national companies that are in the business of providing HVAC units and other related services either to Customers who are replacing their HVAC unit or to Customers who are newly constructing commercial buildings. The Representatives operate under their own trade names and may sell multiple brands of HVAC units. Representatives are generally assigned a geographic territory and are used to generate sales of the Company’s HVAC equipment.

The Representatives are responsible for initiating sales orders with end users of the Company’s products (the “Customers”). When a Customer needs a HVAC unit installed at the construction site, they will contact their local HVAC business (our Representatives) to determine what HVAC product they need and any additional product or installation services required. Once the order specifications are agreed to between the Representatives and the Customer, and the decision is made by the Representative to use an AAON HVAC unit, the Company receives notice of the order. The order information includes information regarding the specifications of the actual HVAC unit the Company is expected to manufacture and deliver directly to the Customer’s construction site, as well as information regarding the total order price. The total order price represents the final negotiated price of the entire order, which includes the Company’s HVAC unit and generally

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

includes Third Party Products. The Company determines the sales prices for its products only (“minimum sales price”).

The Company manufactures the HVAC unit, delivers the unit to the construction site and acts as the billing agent for the total order price. The total order price includes portions of the order for which the Company has no involvement with or responsibility for order fulfillment, such as installation, services and/or Third Party Products.

The somewhat unique aspect of our transactions is that our Representatives are not resellers of our products and we act as the billing agent for the entire order, including the portion of the order that relates to Third Party Products that we have no involvement with. The structure of our arrangements with our Representatives allows us to reduce our credit risk, which would increase if we allowed our Representatives to be responsible for collecting the sales proceeds from the Customer. We would then be exposed to credit risk at both the Customer level and at the Representative level. In addition, our structure allows us to be in a position of placing liens on the Customer’s project if payment is not received, which creates significant incentive for Customers to pay our invoices. Lastly, the Company’s HVAC unit is almost always the largest component of the entire order, and this allows us to be in a position to control the billings and collections from the Customer.

All billings and collections are the responsibility of the Company. The Company owes the excess of the final total order price over the minimum sales price to the Representative, which is a “pass through” amount, upon receipt of payment from the Customer. The final total order price may include Third Party Products that are associated with the purchase of a HVAC product but are provided by the Representative or another third party. The Company does not obtain a break-down of the Third Party Product amounts included in the excess of the final total order price over the minimum sales price. If the Company does not collect the final total order price from the Customer, payment is not owed to the Representative.

To illustrate using an example, if the Company established a minimum sales price for one of the Company’s HVAC products of $20,000 and a Representative negotiates a final total order price to the Customer of $30,000, the following transactions occur:

1.Once AAON is notified of the order, AAON manufactures the product and ships the product to the Customer.
2.AAON invoices the Customer for the final total order price of $30,000. This transaction is recorded as a debit to accounts receivable for $30,000; a credit to sales of $20,000 and a credit to Due to Representatives (a liability account) of $10,000.
3.AAON collects the $30,000 from the Customer.
4.AAON then pays $10,000 to the Representative, which may include payment for Third Party Products.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

Please contact the undersigned at (918) 382-6242 if you have questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Scott Asbjornson
Chief Financial Officer
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